Exhibit 5.2

RB ASSOCIATES (LAW FIRM)

Address: D94 Tower D, The Belaire, Golf Course Road, Gurugram -122002.

Chamber No: 106, Lawyers Block –III, Delhi High Court, New Delhi

Email Id: rajat@rbassociatesdelhi.com / rajatbhardwajadvocate@gmail.com

(M) +91 9811233068

+91 9873128966

Dated: 27TH July 2022

Mobile Global Esports, Inc. (MOGO)

Re: Registration Statement on Form S-1

TO WHOMSOEVER IT MAY CONCERN

We are the counsel(s) for Mobile Global Esports. Inc. (a Delaware corporation the “Company” and hereinafter referred to as in short “MOGO”) in India for looking / handling into the legal issues of the company. The SII Inc. is the principal founder company of MOGO.

We have observed that SII Inc., its subsidiaries, predecessors and affiliates (collectively, hereinafter referred to as “SportsCo.”) have been engaged in developing sports programs and opportunities in India. In furtherance of its business university sports activities in the Territory i.e. India, the SportsCo. has entered into agreements with numerous universities in the Territory i.e. India and with The Association of Indian Universities (“AIU”), a society registered under the India Societies Registration Act, 1860 pursuant to which universities and AIU have licensed to Sports Co. a range of exclusive rights and non-exclusive rights, including rights pertaining to ESports.

We have observed that the offices of the Subsidiaries of SII Inc. (EUSAI / ESI) are all registered and duly incorporated in India under the provisions of Companies Act, 1956. The said subsidiaries are legal entities and having their existence in India as private limited company. The incorporation of the subsidiaries following the proper procedure and in terms of the provisions of Indian Companies Act makes it a proper legal entity further giving legal identity to the companies. With this the Subsidiaries becomes competent to enter in to a contract with any entity that has a legal existence and competent to enter into a contract.

We have observed that the contracts of the Subsidiaries with the Indian Universities (List Given in the exhibits) are all binding as per the provisions of the Indian Law. We have further observed that the Terms of the contracts with Indian Universities are legally enforceable under the India Law and nothing contained therein the contract is against any specific rule(s) Or Act(s) which are under the Indian Laws. The agreements are binding in tune with the Indian Law as described in the relevant Acts and Rules. There is nothing in the contract that is going against the relevant Acts & Rules falling under the purview of Indian Laws.

We observed that the basic ingredients required for a valid contract are very well covered by the parties i.e. SportsCo. & India Universities at the time of it’s execution. We have observed that both parties to the contract gave their consent voluntarily and without any coercion or any undue influence etc. while executing the agreement. The terms of the contract(s) are all legally enforceable as per India Laws most importantly as per the provisions of the India Contract Act, 1872. It is submitted that none of the clauses / terms stated in the contract are violating the laws of the land i.e. India. The said contract agreements have fulfilled all the essentials elements like free consent, competent parties, lawful consideration and object etc. provided under section 10 of Indian Contract Act, 1872 of a valid contract and legally enforceable.

It is relevant to mention here that Section 10 of Indian Contract Act, 1872 has important ingredients to make a contract legally enforceable that are as follows:

1.	Offer
2.	Acceptance of the Offer
3.	Acceptance in Ad-Idem / Consensus Ad-Idem (Meeting of Minds)
4.	Competent Parties to Contract
5.	Consideration
6.	Free Consent
7.	Certainty (as defined in Sec.29 of India Contract Act).
8.	A contract must not be expressly declared void (Sec.10 of Indian Contract Act).

It is submitted that the parties to the contract i.e. Subsidiaries & Indian Universities have all the abovementioned ingredients in their contract agreement to make all a valid and legally enforceable contracts.

We have observed that the terms entered into between the Subsidiaries of SII Inc. and India Universities are clear and the parties to the contract agreement have agreed to the terms of the contract without violating the provisions of Indian Contract Act. Nothing contained therein the contract is against the provisions / rules / acts governed by and falls under the purview of and are in accordance the India Laws.

We have further observed and as per the information provided to us, the Indian Subsidiaries are properly organized having good standing and are able to enter into a binding contracts as per Indian laws and even from the perspective of other compliances.

In our opinion, we are of the view that the contracts between the Indian Subsidiaries & Indian Universities are binding as per the Indian Laws considering the demand of the provisions and meeting those demands by the parties to the contract. The clauses stated therein the Contract Agreement are clear and binding both the parties for legal enforceability in tune with Indian Laws.

We hereby consent to the statements with respect to us under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent opinion, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours Sincerely,

/s/ RAJAT BHARDWAJ

RAJAT BHARDWAJ (HEAD LEGAL)
RB ASSOCIATES LAW FIRM (NEW DELHI)

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